

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

Via E-mail
L. Allen Baker, Jr.
President and Chief Executive Officer
LTN Staffing, LLC
14900 Landmark Boulevard, Suite 300
Dallas, Texas 75254

> **Re: LTN Staffing, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted May 1, 2013**
> **CIK No. 0001474903**

Dear Mr. Baker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please tell us the nature and timing of the transactions through which the selling shareholders acquired their shares.

Age of Financial Statements

2. Please update the financial statements LTN Staffing and InStaff Holding and other financial information in the document to include the quarter ended March 31, 2013 as required by Rule 3-12 of Regulation S-X.

Selling Securityholders, page 56

3.   Please advise the staff whether each selling securityholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. If any of the selling shareholders are broker-dealers, revise to state that they are underwriters, not merely that they may be deemed underwriters.   If any of the selling securityholders are affiliates of broker-dealers, then include disclosure, if true, indicating that those broker-dealer affiliates:
- purchased the securities in the ordinary course of business; and
- at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are not able to state that these two conditions are met, it appears that you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don't believe any broker-dealer affiliate offering shares for resale that is unable to make the above representations is not acting as an underwriter. We may have further comment.

Our Company, page 1

4.   We note the reference to growth projections by Staffing Industry Analysis. Please provide us with copies of any reports, tests and industry analysis that you cite or upon which you rely. Please mark these sources carefully to enable us to easily identify specifically what material from the source was used in the document and where it was used.

5.   We note your reference to "large Fortune 500 companies" among your IT Staffing customers. Please revise to clarify approximately what percentage of your customers fall within this description.

Risk Factors, page 5

Our common stock may be considered a "penny stock,"…, page 9

6.   In light of your tangible assets for the last 5 years, it does not appear that there is a material risk that your common stock would be considered a penny stock. Please advise.

Cautionary Note Regarding Forward-Looking Statements, page 14

7.   Please note that the safe harbor afforded by Section 27A of the Securities Act of 1933 is not available in connection with initial public offerings. Please delete the reference.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 26

8.   We note that the acquisition of American Partners contributed primarily to your IT Staffing segment. Expand your discussion to quantify the expected impact of InStaff Holding Corporation on your Light Industrial Segment.

Liquidity and Capital Resources, page 32

9.   Clarify whether the $0.1 to $0.2 million you plan on spending on capital expenditures in fiscal 2013 includes the acquisition costs for the pending acquisition of InStaff.

Management, page 42

10.   Please revise the descriptions of each director's business experience to discuss his or her "experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant's business and structure." Refer to Item 401(e) of Regulation S-K.

Audit Committee, page 44

11.   We note Messrs. Baum and Hailey's relationship with Taglich Private Equity, LLC. In light of them both being principals of Taglich, the Management Agreement between the Company and Taglich and the sales commissions paid to Taglich Brothers, please tell us how you concluded that both are independent directors.

Description of Capital Stock, page 52

12.   We note the sale of Class A units in 2011 and 2012. Please describe the material terms of these securities or discuss how these securities were, or are to be, converted/exchanged into common stock.

Unaudited Pro Forma Financial Information

Notes to pro forma balance sheet, page 20

13.   Please include a schedule showing the calculation of the purchase price of InStaff Holding, including the value assigned to each type of consideration.

14.   Revise Note B to disclose the amounts allocated to each specific identifiable tangible and intangible asset and liabilities of InStaff Holding. Also disclose the expected useful lives or amortization periods for each significant asset.

15.   Revise Note D to disclose the significant terms of the earnout provision and the potential impact on future earnings.

16.   Revise Note E on page 20 and note (d) at page 22 to disclose the primary factors you considered in evaluating the future realization of deferred tax assets and the need for a valuation allowance.

Unaudited Pro Forma Combined Statement of Operations, page 21.

17.   Expand the financial statement to include income (loss) on a per share basis and the shares outstanding as required by Rule 11-02 (b)(7) of Regulation S-X.

18.   You disclose in note (c) that you anticipate issuing subordinated loans with a 14% interest rate. If the actual interest rate on the loans may vary, you should also disclose the effect on income of a 1/8 percent variance in the rate.

19.   Revise to note (c) to separately disclose the amount of interest attributed to the additional debt to finance the acquisition and the amount removed for interest expense incurred on the line of credit that will not be assumed.

20.   Revise note (f) at page 22 to include a schedule showing the calculation of the purchase price of American Partners Inc., including the value assigned to each type of consideration. Also show the allocation to acquired tangible and intangible assets and liabilities. Disclose the expected useful lives or amortization periods for each significant asset.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

21.   The information at your website indicates that you provide permanent placement services. If this is true and this source of revenue is significant, please expand your disclosure to address whether you recognize revenue on a gross basis as a principal using the guidance in ASC 605-45-45. Also address the impact on your revenue recognition policy of any guarantees that you provide for permanent placements.

Note 10 – Equity, page F-19

22.   Please revise your disclosure to discuss your analysis for concluding the units granted under the incentive plan had no fair value at the grant date.

American Partners Inc.
Independent Auditors' Report, page F-25

23.   Please ask the Auditors to include the city and state where the report is issued.

Other Financial Statements

24.   It appears that the acquisition of Extrinsic in November 2011 may be significant based on the purchase price. Please provide a schedule showing how you evaluated the significance of this acquisition in determining whether audited financial information is required in the registration statement under Rule 3-05 Regulation S-X.

Exhibit Index

25.   We note that only Exhibits 10.3 and 10.5 were provided together with this draft registration statement, yet your exhibit index reflect the submission of several other agreements. Please advise.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).
If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        William P. Bowers, Esq.
        Fulbright & Jaworski, L.L.P.